SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
                 __________________________

                        FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        Commission File Number 1-9735

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             BERRY PETROLEUM COMPANY THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                   Berry Petroleum Company
                 5201 Truxtun Avenue, Suite 300
                Bakersfield, California 93309-0640

                          BERRY PETROLEUM COMPANY
                                THRIFT PLAN







                       AUDITED FINANCIAL STATEMENTS
                        AND SUPPLEMENTAL SCHEDULES






              For the Years Ended December 31, 1999 and 1998

                    BERRY PETROLEUM COMPANY THRIFT PLAN

                        December 31, 1999 and 1998

                                   INDEX

Report of Independent Auditors                                 4

Financial Statements
   Statements of Net Assets Available for Benefits             5
   Statement of Changes in Net Assets Available for Benefits   6
   Notes to Financial Statements                               7

Supplemental Schedule
Item 27a - Schedule of Assets Held for Investment Purposes    18

Signatures                                                    19
Consent of Independent Auditors                               20
Certifications                                                21

                       INDEPENDENT AUDITOR'S REPORT


To the Administrator of the
Berry Petroleum Company Thrift Plan


We have audited the accompanying statements of net assets available for benefits of the Berry Petroleum Company Thrift Plan (the "Plan") as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Daniells, Phillips, Vaughan & Bock

Bakersfield, California
July 10, 2000

                    BERRY PETROLEUM COMPANY THRIFT PLAN
              Statements of Net Assets Available for Benefits
                        December 31, 1999 and 1998



                                         1999         1998
      ASSETS:
      Investments, at contract value
       Blended income fund        $ 5,291,670    $ 4,977,725
      Investments, at fair value    7,713,000      5,824,925
      Participant loans               677,706        749,358
      Cash, interest bearing           76,609              -
                                   ----------     ----------
      Net assets available for
       benefits                   $13,758,985    $11,552,008
                                   ==========     ==========






















The accompanying notes are an integral part of these financial statements.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
         Statement of Changes in Net Assets Available for Benefits
                       Year Ended December 31, 1999


     ADDITIONS:
      Additions to net assets attributable to:
           Contributions:
             Participants                         $   432,353
             Employer                                 310,404
             Participant rollover contribution         80,108
             Participant loan interest payments        70,397
                                                   ----------
                                                      893,262
                                                   ----------
           Interest and dividends                     949,108
           Net appreciation in fair value of
            investments                               535,148
                                                   ----------
                                                    1,484,256
                                                   ----------
            Total additions                         2,377,518
                                                   ----------
     DEDUCTIONS:
      Deductions from net assets attributable to:
           Administrative fees                          3,004

           Benefits paid to participants              167,537
                                                   ----------
            Total deductions                          170,541
                                                   ----------
            Net increase                            2,206,977

            Net assets available for benefits:

             Beginning of year                     11,552,008
                                                   ----------
             End of year                          $13,758,985
                                                   ==========






The accompanying notes are an integral part of these financial statements.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

  The following description of the Berry Petroleum Company Thrift Plan (the "Plan") is provided for general information purposes only.
Participants should refer to the Plan Agreement for more complete information.

General

  The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). All employees of Berry Petroleum Company (the "Company") who have completed six months of service, as defined in the Plan Agreement, and who are not covered by a collective bargaining agreement with retirement benefits, are eligible to participate in the Plan.

  In March 1998, the Plan Trustees were notified by Coopers & Lybrand, the recordkeeper for the Plan, that they would no longer do the recordkeeping as of September 1, 1998. An evaluation of the Plan and a search for a new recordkeeper was commenced. The result was that Fidelity Institutional Retirement Services Inc. ("Fidelity") was appointed the new Plan Trustee and recordkeeper, on a fully bundled basis, effective July 1, 1998.

Contributions

  Employees who elect to participate in the Plan must contribute 6% of their annual earnings as a basic tax-deferred contribution. The Company matches 100% of this employee contribution. Effective November 1, 1992, the Plan was modified to provide for increased Company matching of employee contributions if certain financial results are achieved. Company matching contributions will range from 6% to 9% of eligible participating employee earnings. Matching contributions varied from 6% to 9% in 1999 and 6% to 7% in 1998. The Plan allows employees to contribute a maximum combined pre-tax and after-tax deferral of 16%.

  Participant and employer contributions are subject to statutory limitations. Participants vest immediately in their contributions, and vesting in employer contributions is at a rate of 20% per year of service during the first five years of employment.

Investment Funds

  In conjunction with the change to Fidelity, certain of the mutual funds were not available as of July 1, 1998 and were replaced by alternative mutual funds. As of July 1, 1998 the following changes took place:

     * All assets in the GAM International Class A Fund were transferred to Fidelity Diversified International Fund.
     * All assets in the T. Rowe Price Equity Income Fund were transferred to Fidelity Equity Income I Fund.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description, continued

Investment Funds, continued

     * All assets in the Vanguard Wellesley Income Fund were transferred to Fidelity Puritan Fund.
     * Assets in the existing GIC contracts are being left intact until maturity, less 3% of each contract for liquidity purposes. The GIC contracts plus the 3% liquidity portion were combined with Fidelity's Managed Income Portfolio to form the Blended Income Fund Option. The GIC contracts mature in December 1999 through 2001 and will be added to the Managed Income Portfolio as they mature.

  In addition to the asset changes noted above, additional investment options were added, certain provisions of the Plan were changed and a new Plan was adopted to incorporate those changes. In conjunction with this change, the Participants have daily access to their account balances including daily valuations and transfers, rather than quarterly access under the prior plan. Another change was to allow Berry Petroleum Company Stock as an investment for both Employer matching funds and Employee contributions. Also, the Plan allows a maximum of two loans to be outstanding at one time, rather than the one loan previously allowed.

 The investment selections available to participants are as follows:

  Berry Petroleum Company Stock     Fidelity Puritan Fund
  Blended Income Fund               Fidelity Spartan U.S. Stock
                                     Index Fund
  Fidelity Contrafund               Fidelity U.S. Bond Index Fund
  Fidelity Diversified              Fidelity Freedom Income Fund
   International Fund
  Fidelity Equity Income I Fund     Fidelity Freedom 2000 Fund
  Fidelity Growth & Income Fund     Fidelity Freedom 2010 Fund
  Fidelity Low Priced Stock Fund    Fidelity Freedom 2020 Fund
                                    Fidelity Freedom 2030 Fund

  Contributions made by or on behalf of Plan participants are invested monthly and held under a trust agreement in one or more of the investment funds selected by the Plan Sponsor in accordance with the provisions of the Plan Agreement and as directed by the participants. Since July 1, 1998, employees have been able to choose to have their contributions invested in the Blended Income Fund, Berry Petroleum Company Common Stock and 13 mutual funds.

  The 13 mutual funds available for investments are noted above: Fidelity Contrafund seeks high capital appreciation, Fidelity Diversified International seeks capital appreciation investing in equity markets worldwide but mainly those in the Morgan Stanley EAFE Index, which excludes the United States, Fidelity Equity Income I is a stock fund seeking capital appreciation and dividend income that exceeds the yield of the Standard & Poors 500 Index ("S & P 500 Index"), Fidelity Growth & Income seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk, Fidelity Low Priced Stock seeks capital appreciation by investing mainly in low-priced common stocks (less than $35.00 at original purchase), Fidelity Puritan seeks as much income as possible, consistent with the preservation of capital, by investing in common stocks, bonds and preferred stock, Fidelity Spartan U. S. Stock Index is a stock index fund that seeks investment results that correspond to the total return performance of the S & P 500 Index by duplicating the investment composition.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description, continued

Investment Funds, continued

  Fidelity U. S. Bond Index seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities of the Lehman Brothers Aggregate Bond Index. Fidelity Freedom Income seeks a high level of current income with capital appreciation as a secondary objective. The Fidelity Freedom 2000, 2010, 2020 and 2030 mutual funds are designed to provide attractive long-term return consistent with the targeted investment horizon. At December 31, 1999 all of the funds available have been utilized with the exception of Fidelity Freedom Income.

  The Plan had group annuity contracts ("GICs") with John Hancock Mutual Life Insurance Company ("John Hancock") and United of Omaha Life Insurance Company ("United of Omaha") during 1999 and 1998. All of the Plan's group annuity contracts are fully benefit responsive. Each account is credited with income determined at a fixed interest rate until maturity. These contracts are included in the financial statements at December 31, 1999 and 1998 at the contract value (which approximates fair market value) as reported by the insurance companies. The contracts with John Hancock and the comingled pool account, with total contract values at December 31, 1999 of $3,410,332 and $1,333,394, respectively, represent more than 5% of net assets available for Plan benefits at December 31, 1999. In addition, the investments in five mutual funds, Fidelity Contrafund, Fidelity Equity Income I, Fidelity Growth & Income, Fidelity Diversified International and Spartan U.S. Equity Index, had fair values of $2,365,784, $810,659, $897,824, $955,936 and $744,185, respectively, at December 31, 1999 which each represent more than 5% of net assets available for Plan benefits.

  The following table presents a summary of credited interest rates and average yield information for each of the GICs for the period shown:


                         1999                        1998
                Credited                  Credited
                Interest        Average   Interest            Average
Issuer           Rate           Yield       Rate               Yield

United of Omaha
Contract #1  8.094% due        8.094%    5.650% due 12/31/98   6.197%
             12/31/99                    5.833% due 12/31/98
                                         8.094% due 12/31/99

John Hancock
Contract #1  6.68% due         6.68%     6.68% due 12/20/2000  6.68%
             12/20/2000
Contract #2  6.17% due         6.17%     6.17% due 12/31/2001  6.17%
             12/31/2001

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS


Note 1.  Plan Description, continued

Participant Accounts

  Participant statements are prepared and distributed quarterly. However, the participant can access their account daily with Fidelity's NetBenefits online service. Each participant's account is credited with the participant's and the Company's contributions, in addition to the allocation of any Plan earnings or losses and forfeitures of terminated participants' nonvested accounts. Earnings or losses are allocated on a fund by fund basis. Allocations are based on the ratio of the participant's account balance in each mutual fund to the total assets of the mutual fund. Allocation of forfeitures is based on service units from 0 to 12 depending on months of service during the year. Only employees who are active participants at December 31 each year are eligible for the allocation of forfeitures to their accounts. Forfeitures allocated to participant accounts for the years ended December 31, 1999 and 1998 totaled $6,993 and $9,681, respectively.

Participant Loans

  Participants are entitled to borrow from their vested account balances in amounts from $1,000 to $50,000 but not in excess of 50%, of their vested account balances. Interest is computed based on the prime rate in the Wall Street Journal on the date of the application, plus 2%. A maximum of two loans can be outstanding at any one time and each loan must be repaid over a period of from 1 to 5 years. Each loan is supported by a promissory note with the participant's account balance as collateral.

Hardship Withdrawals

  The Plan allows for hardship withdrawals to pay certain housing, health or education expenses if the participant does not have other funds available for these expenses. Internal Revenue Service ("IRS") regulations require that a participant cannot make contributions to the Plan for 12 months after taking a hardship withdrawal. In addition, participants will not receive matching contributions or forfeitures for the 12 months they are ineligible to participate in the Plan.

Payment of Benefits

  Upon termination of service due to retirement, death, disability or other reasons, the participant or beneficiary, in the case of death, can request withdrawal of his or her account equal to the value of the vested balance in the participant account, reduced by any unpaid loan balance. If desired, a participant can leave the account balance in the Plan until the participant attains age 70 and 1/2 unless the participant's vested account balance is less than $5,000, in which case the vested account balance would be distributed to the participant.

Plan Termination

  Although it is anticipated that the Plan will remain in effect indefinitely, the Company has the right to discontinue its contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of complete or partial termination of the Plan, participants become 100% vested in the employer contributions and earnings thereon. Upon termination of the Plan, all participants have equal priority in the distribution of any Plan assets in excess of Plan liabilities.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description, continued

Trustees and Administration

  The Company has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) to handle duties as the named Trustee for the Plan. Three officers of the Company: Jerry V. Hoffman, Ralph J. Goehring and Kenneth A. Olson are the Administrators of the Plan and Berry Petroleum Company is the Plan Sponsor. The Administrators have the authority to delegate plan administration duties as necessary. Certain administrative expenses are paid by the Company. Fidelity, as the Trustee, receives contributions from the Plan Sponsor, invests and reinvests the Plan's assets, determines the market value of Plan assets, prepares statements and processes loans and withdrawals to beneficiaries.

Concentration of Credit Risk

  At December 31, 1999, approximately 29% of Plan investments at fair value are invested in GICs with insurance companies. The following tables present the concentration of credit risk and current ratings for the insurers holding group annuity contracts:

                               Percentage of Total GIC's
                                Dec 31,        Dec 31,
                                  1999           1998

United of Omaha                   14%            52 %
John Hancock                      86%            48 %

                              Insurance Company Ratings
                 Standard                                     Duff &
                 & Poors         Moodys        AM Best        Phelps

United of Omaha   AA-             AA3             A              AA
John Hancock      AA+             AA2             A++            AAA

  As noted previously, the group annuity contracts were combined with Fidelity's Managed Income Portfolio on July 1, 1998 to form the Blended Income Fund option. At December 31, 1999 the GIC's made up 75% of the Blended Income Fund balance of $5,291,670.

  The Plan has not incurred any losses related to these investments.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

  The Plan's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS


Note 2.  Summary of Significant Accounting Policies, continued

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

  Quoted market prices as of the valuation date are used to compute the fair value of equity securities in the Berry Stock Fund and the 13 mutual funds. The Plan's investments in GICs are valued at their contract value. Contract value (which approximates fair value) represents contributions made under the contract, plus interest earned at contract rates less withdrawals.

  In accordance with the policy of stating Plan assets at their fair value, the Plan presents the net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets, which consists of the realized gains or losses and the unrealized appreciation
(depreciation) on those investments.

Reclassifications

  Certain reclassifications have been made to the 1998 financial statements to conform with the 1999 presentation, with no effect or change in net assets available for benefits.

3.   Tax Status

  On June 7, 1988 the IRS advised the Company that the Plan meets the requirements of Section 401(a) of the Code, as restated by the Tax Reform Act of 1986, and is therefore exempt from federal income taxes under
Section 501(a) of the Code. In 1994 conforming amendments, as requested by the IRS, were made to the Plan Agreement and a favorable determination letter was issued by them on December 7, 1994.

  The Plan has been amended and restated since the receipt of the prior IRS determination letter of December 7, 1994. The Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.   Subsequent Event

  On January 4, 2000, the GIC Funds in the contract which matured on December 31, 1999 at United of Omaha was transferred to Fidelity for the Blended Income Fund option. The transfer totaled $548,188.

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments

                                                                        Fidelity    Fidelity
                   Blended      Berry               Fidelity           Diversified   Low      Fidelity   Spartan
     1999           Income      Stock    Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                     Fund        Fund    Contrafund  Income I   Puritan   tional      Stock     Income     Index
                   ---------   -------  ----------  --------  --------  ---------  ---------  --------   ---------
ASSETS:
Investments, at fair value
Net assets
available for
benefits          $5,368,279 $ 644,814  $2,365,784 $ 810,659 $ 265,890 $ 955,936  $ 414,276  $ 897,824  $ 744,185
                   =========  ========   =========  ========  ========  ========   ========   ========   ========


                  Fidelity  Fidelity   Fidelity   Fidelity   Fidelity
                   Freedom   Freedom    Freedom    Freedom    US Bond    Loan
                     2000     2010       2020       2030      Index    Account     Total
                  --------  -------    --------   --------   --------  --------  ----------
ASSETS (continued):
Investments, at fair value
Net assets
available for
benefits          $ 29,246   $ 82,028  $ 266,310  $ 213,559  $ 22,489 $ 677,706  $13,758,985
                   =======    =======   ========   ========   =======  ========   ==========


                                                                     Fidelity     Fidelity
                 Blended      Berry               Fidelity           Diversified  Low      Fidelity   Spartan
     1998         Income      Stock    Fidelity    Equity   Fidelity  Interna-    Priced   Growth &   US Equity
                  Fund        Fund    Contrafund  Income    Puritan   tional      Stock     Income     Index
                ---------   -------  ----------  --------  --------  ---------  ---------  --------   ---------
ASSETS:
Investments, at fair value
Net assets
available for
benefits        $4,977,725 $ 373,611  $1,887,354 $ 898,425 $ 381,394 $ 517,066  $ 567,236  $ 765,193  $ 252,514
                 =========  ========   =========  ========  ========  ========   ========   ========   ========


                 Fidelity   Fidelity   Fidelity   Fidelity   Fidelity
                  Freedom    Freedom    Freedom    Freedom   US Bond    Loan
                    2000      2010      2020        2030      Index    Account     Total
                  -------   --------  --------     --------  --------  -------   ----------
ASSETS (continued):
Investments, at fair value
Net assets
available for
benefits         $  5,109  $ 36,654   $ 30,926   $ 104,123  $ 5,320  $ 749,358   $11,552,008
                  =======   =======    =======    ========   ======   ========    ==========

                      BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
Note 5. Investments (continued)

                                                                       Fidelity    Fidelity
                  Blended     Berry                Fidelity           Diversified   Low      Fidelity   Spartan
     1999         Income      Stock     Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                   Fund       Fund     Contrafund  Income I   Puritan   tional      Stock     Income     Index
                 ---------   -------   ----------  --------  --------  ---------  ---------  --------   ---------
ADDITIONS TO NET ASSETS:
Contributions from:
 Participants  $   19,965  $  16,679  $  73,691  $  22,322  $  13,900  $  41,940  $  28,624 $  47,959 $  88,748
 Employer           5,161     13,436     52,892     17,607      9,760     31,977     22,706    35,864    62,411
 Rollover
  Contributions         -        368     23,591      7,863          -        368          -    40,054     7,864
Interest and
 dividends        318,835     13,364    343,497     85,273     29,585     32,826     30,050    59,756     9,581
Interest from
 participant
 loans              8,244      1,430     12,041      5,454      1,546      8,897      5,594     7,249    11,125
Net appreciation
(depreciation) in
 fair value of
 investments            -     58,764    116,632    (27,450)   (20,242)   259,905    (14,816)   22,645    88,464
Exchanges in      766,255    185,847    264,347      2,000          -    154,180      4,000    55,388   276,084
Forfeiture
 activity           6,993          -          -          -          -          -          -         -         -
Loan principal
 repayment         34,015      5,269     39,070     22,433      4,246     31,643     25,274    22,668    37,301
                ---------   --------   --------   --------   --------   --------   --------  --------  --------
Total additions 1,159,468    295,157    925,761    135,502     38,795    561,736    101,432   291,583   581,578
                ---------   --------   --------   --------   --------   --------   --------  --------  --------
DEDUCTIONS:
Administrative
 fees               1,125          -        294        681        244          -         91       306       156
Forfeiture
 activity               -          -      2,509        199          -        520      1,728     1,845         -
Benefits paid to
 participants      54,570         11     22,213     14,277      7,589     16,542     20,223    17,119        48
Loan withdrawals   79,813          -     21,500     34,681      3,283      5,399      5,444    21,377     9,716
Exchanges out     633,406     23,943    400,815    173,430    143,183    100,405    226,906   118,305    79,987
                ---------  ---------   --------   --------   --------   --------   --------  --------  --------
Total deductions  768,914     23,954    447,331    223,268    154,299    122,866    254,392   158,952    89,907
                ---------  ---------   --------   --------   --------   --------   --------  --------  --------
Net increase
 (decrease)       390,554    271,203    478,430    (87,766)  (115,504)   438,870   (152,960)  132,631   491,671

Net assets available
 for benefits,
 beginning of
 year           4,977,725    373,611  1,887,354    898,425    381,394    517,066    567,236   765,193   252,514
                ---------   --------  ---------   --------   --------   --------   --------  --------  --------

Net assets available
 for benefits,
 end of year   $5,368,279  $ 644,814 $2,365,784  $ 810,659  $ 265,890  $ 955,936  $ 414,276 $ 897,824 $ 744,185
                =========   ========  =========   ========   ========   ========   ========  ========  ========

                                       12

                        BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments (continued)
                       Fidelity  Fidelity  Fidelity   Fidelity    Fidelity
                       Freedom   Freedom   Freedom    Freedom     US Bond     Loan
       1999            2000       2010      2020       2030       Index      Account     Total
                      -------   --------  ---------  --------    --------   ---------   -------
ADDITIONS TO NET ASSETS(continued):
Contributions from:
 Participants       $  5,249   $ 23,005   $ 28,013  $  12,424    $ 9,834  $       -  $   432,353
 Employer              5,426     15,810     17,617     12,153      7,584          -      310,404
 Rollover contributions    -          -          -          -          -          -       80,108
Interest and
 dividends             1,364      4,265     11,195      8,607        910          -      949,108
Interest from
 participant loans         -      2,444      4,063      2,242         68          -       70,397
Net appreciation
 (depreciation)
 in fair value
 of investments          539      6,800     16,524     28,359       (976)         -      535,148
Exchanges in          11,559     29,000    146,873    114,776      3,000          -    2,013,309
Forfeiture
 activity                  -          -          -          -          -          -        6,993
Loan principal
 repayment                 -      5,048     15,580      9,986        577   (253,110)           -
                     -------    -------    -------   --------    -------   --------   ----------
Total additions       24,137     86,372    239,865    188,547     20,997   (253,110)   4,397,820
                     -------    -------    -------   --------    -------   --------   ----------

DEDUCTIONS:
Administrative fees        -          -          -        108          -          -        3,005
Forfeiture activity        -          -        192          -          -          -        6,993
Benefits paid to
 participants              -          -        289         14          -     14,642      167,537
Loan withdrawals           -          -          -     14,887          -   (196,100)           -
Exchanges out              -     40,998      4,000     64,102      3,828          -    2,013,308
                     -------    -------   --------   --------    -------   --------   ----------
Total deductions           -     40,998      4,481     79,111      3,828   (181,458)   2,190,843
                     -------    -------   --------   --------    -------   --------   ----------

Net increase
 (decrease)           24,137     45,374    235,384    109,436     17,169    (71,652)   2,206,977

Net assets available
 for benefits,
 beginning of year     5,109     36,654     30,926    104,123      5,320    749,358   11,552,008
                     -------    -------   --------   --------    -------   --------   ----------

Net assets available
 for benefits,
 end of year        $ 29,246   $ 82,028  $ 266,310  $ 213,559   $ 22,489  $ 677,706  $13,758,985
                     =======    =======   ========   ========    =======   ========   ==========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
Note 5. Investments (continued)

                                                                       Fidelity    Fidelity
                  Blended     Berry                Fidelity           Diversified    Low     Fidelity   Spartan
     1998         Income      Stock     Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                   Fund       Fund     Contrafund  Income I   Puritan   tional      Stock     Income     Index
                 ---------   -------   ----------  --------  --------  ---------  ---------  --------   ---------
ADDITIONS TO NET ASSETS:
Contributions from:
 Participants  $   34,496  $   4,478 $   73,020  $   9,798 $   5,919    $  16,330  $  49,169 $  48,228 $  28,060
 Employer          19,876     23,044     37,573      6,796     3,632       11,032     28,770    27,889    17,765
 Rollover
  Contributions         -          -          -          -         -            -          -         -         -
Interest and
 dividends        326,475     10,466    139,418     34,073    32,788       19,387     46,689    37,477       947
Interest from
 participant
 loans             16,284        505      9,626      2,556       745        3,901      6,823     5,565     5,701
Net appreciation
(depreciation) in
 fair value of
 investments            -    (85,911)   313,283    (48,084)  (17,112)     (38,041)   (44,583)  122,393    33,197
Exchanges in:
  Participant     520,783     59,178    165,487     11,260     7,500            -     67,255   110,698   142,728
  Plan                  -          -          -    966,176   361,471      551,181          -         -         -
Forfeiture
 activity           9,631          -         19          -         -            -         10         -         -
Loan principal
 repayment         72,074      1,243     43,962     11,173     4,400       20,344     28,513    32,077    26,449
                ---------   --------  ---------   --------  --------     --------   --------  --------  --------
Total additions   999,619     13,003    782,388    993,748   399,343      584,134    182,646   384,327   254,847
                ---------   --------  ---------   --------  --------     --------   --------  --------  --------
DEDUCTIONS:
Administrative
 fees                 768          -          -        369       188            -         19       181        88
Forfeiture
 activity             595         76      1,468      3,775       376        1,674        306     1,333         -
Benefits paid to
 participants   1,119,602    140,908    171,473      5,123     2,509        3,816      5,657    14,566         -
Loan withdrawals  328,099        220     71,398     37,494     4,835        2,775     27,468    55,920     1,993
Exchanges out:
  Participant     393,374     11,875    159,074     48,562    10,041       58,803    136,698   111,146       252
  Plan                  -          -          -          -         -            -          -         -         -
                ---------   --------  ---------   --------  --------     --------   --------  --------  --------
Total deductions1,842,438    153,079    403,413     95,323    17,949       67,068    170,148   183,146     2,333
                ---------   --------  ---------   --------  --------     --------   --------  --------  --------
Net increase
 (decrease)      (842,819)  (140,076)   378,975    898,425   381,394      517,066     12,498   201,181   252,514

Net assets available
 for benefits,
 beginning of
 year           5,820,544    513,687  1,508,279          -         -            -    554,738   564,012         -
                ---------   --------  ---------   --------  --------     --------   --------  --------  --------

Net assets available
 for benefits,
 end of year   $4,977,725  $ 373,611 $1,887,354  $ 898,425 $ 381,394    $ 517,066  $ 567,236 $ 765,193 $ 252,514
                =========   ========  =========   ========  ========     ========   ========  ========  ========

                                       14

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments (continued)
                       Fidelity  Fidelity  Fidelity   Fidelity   Fidelity   T. Rowe      Vanguard
                       Freedom   Freedom   Freedom    Freedom    US Bond   Price Equity  Wellesley     GAM       Loan
       1998             2000       2010      2020       2030      Index      Income       Income       Intl.    Account      Total
                      -------   --------  ---------  --------    --------   ---------     -------    -------    -------    --------
ADDITIONS TO NET ASSETS(continued):
Contributions from:
 Participants        $  1,163  $  6,723   $ 12,039  $   6,133   $  2,856   $   33,941    $   9,785  $  24,643 $      -  $   366,781
 Employer               1,070     4,140      6,701      5,668      2,047       17,943        4,142     18,189        -      236,277
 Rollover contributions     -       311          -          -          -            -            -          -        -          311
Interest and
 dividends                163     1,064        718      2,280         77       16,210       13,347          -        -      681,579
Interest from
 participant loans          -       951      2,493      1,017         57        2,876        1,671      2,072        -       62,843
Net appreciation
 (depreciation)
 in fair value
 of investments           213     1,846      2,919     28,111         17       50,249       10,764     88,107        -      417,368
Exchanges in:
  Participant           2,500     2,500      1,771    199,022          -       19,000       39,266     18,918        -    1,367,866
  Plan                      -         -          -          -          -            -            -          -        -    1,878,828
Forfeiture
 activity                   -         -          -          -          -           10           14         14        -        9,698
Loan principal
 repayment                  -    19,119      7,465      2,122        266       18,768       11,562     10,348 (309,885)           -
                      -------   -------    -------   --------    -------    ---------     --------   -------- --------   ----------
Total additions         5,109    36,654     34,106    244,353      5,320      158,997       90,551    162,291 (309,885)   5,021,551
                      -------   -------    -------   --------    -------    ---------     --------   -------- --------   ----------

DEDUCTIONS:
Administrative fees         -         -          -          7          -            -            -          -        -        1,620
Forfeiture activity         -         -          -          -          -            -            -          -        -        9,603
Benefits paid to
 participants               -         -          -          -          -       80,681       25,616      7,374   92,492    1,669,817
Loan withdrawals            -         -          -        223          -       20,618       15,721      9,934 (576,698)           -
Exchanges out:
  Participant               -         -      3,180    140,000          -      113,430       67,911    113,520        -    1,367,866
  Plan                      -         -          -          -          -      966,176      361,471    551,181        -    1,878,828
                      -------   -------    -------   --------    -------    ---------     --------   -------- --------   ----------
Total deductions            -         -      3,180    140,230          -    1,180,905      470,719    682,009 (484,206)   4,927,734
                      -------   -------    -------   --------    -------    ---------     --------   -------- --------   ----------

Net increase
 (decrease)             5,109    36,654     30,926    104,123      5,320   (1,021,908)    (380,168)  (519,718) 174,321       93,817

Net assets available
 for benefits,
 beginning of year          -         -          -          -          -   (1,021,908)     380,168    519,718  575,037   11,458,191
                      -------   -------    -------   --------    -------    ---------     --------   -------- --------   ----------

Net assets available
 for benefits
 end of year         $  5,109  $ 36,654  $  30,926  $ 104,123   $  5,320   $        -    $       -  $      - $ 749,358  $11,552,008
                      =======   =======    =======   ========    =======    =========     ========   =======  ========   ==========

                    BERRY PETROLEUM COMPANY THRIFT PLAN
        Item 27a - Schedule of Assets Held for Investment Purposes
                            December 31, 1999



(a)(b) Identity of issue,     (c) Description   of investment
borrower, lessor, or similar    including maturity date,
party                           rate  of  interest, collateral,  (e) Current
                                par or maturity value                 Value

John Hancock Mutual Life Insurance Company:

  Contract 8829 GAC         6.68%, due 12-20-2000                $ 1,733,208

  Contract 9605 GAC         6.17%, due 12-31-2001                  1,677,124
                                                                   ---------
                              Total John Hancock                   3,410,332

Fidelity Comingled Pool Account                                    1,333,394


United  of Omaha Life
Insurance Company
 Contract 39WM-10700        8.09%, due 12-31-99                      547,944
                                                                  ----------
                            Total Blended Income Fund              5,291,670
                                                                  ----------
                             Fidelity Institutional Money Market      76,609
                                                                  ----------

*  Berry  Petroleum Company   Berry Stock Account -                  644,814
  ($.01 par value)            Class  A  Common  Stock
  (42,632 shares)

 Fidelity Contrafund         Mutual Fund                           2,365,784

 Fidelity Diversified        Mutual Fund                             955,936
  International

 Fidelity Growth & Income    Mutual Fund                             897,824

 Fidelity Equity Income      Mutual Fund                             810,659

 Spartan US Equity Index     Mutual Fund                             744,185

 Fidelity Low Priced Stock   Mutual Fund                             414,276

 Fidelity Puritan            Mutual Fund                             265,890

 Fidelity Freedom 2000       Mutual Fund                              29,246

 Fidelity Freedom 2010       Mutual Fund                              82,028

 Fidelity Freedom 2020       Mutual Fund                             266,310

 Fidelity Freedom 2030       Mutual Fund                             213,559

 Fidelity US Bond Index      Mutual Fund                              22,489
                                                                  ----------

                            Total Investments at Fair Value        7,713,000
                                                                  ----------
 Total Investments                                              $ 13,081,279
                                                                  ==========

 Participant  loans         Interest bearing loans              $    677,706
                            at prime rate  plus  2%;              ==========
                            interest rates on outstanding
                            loans range from 9.75% to 11.0%.

* Party in interest

 SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                BERRY PETROLEUM COMPANY THRIFT PLAN


              By     /s/ Jerry V. Hoffman
              Name:    Jerry V. Hoffman
              Title:     Member of 401(k) Administrative Committee

              By     /s/ Ralph J. Goehring
              Name:    Ralph J. Goehring
              Title:     Member of 401(k) Administrative Committee


              By     /s/ Kenneth A. Olson
              Name:    Kenneth A. Olson
              Title:     Member of 401(k) Administrative Committee



     September 30, 2003